EXHIBIT 99.1

TORONTO, January 9, 2015

Not for distribution to U.S. News Wire Services or dissemination in the United States.

FAIRFAX INDIA - INITIAL PUBLIC OFFERING UPDATE

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax Financial”) and Fairfax India Holdings Corporation (“Fairfax India” or the “Company”) announce that the Company has filed an amended and restated preliminary prospectus (the “preliminary prospectus”) with the securities regulatory authorities of all provinces and territories in Canada and obtained a receipt therefor in respect of its initial public offering (the “IPO”) of subordinate voting shares (the “Shares”). A copy of the preliminary prospectus is available on SEDAR at www.sedar.com.

Fairfax India is an investment holding company whose investment objective is to achieve long-term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India (“Indian Investments”). Generally, Indian Investments will be made with a view to acquiring control or significant influence positions.

Fairfax Financial has taken the initiative to create and will, directly or through one or more of its subsidiaries, fund Fairfax India with a private placement investment of US$300 million of multiple voting shares. Fairfax Financial is a global financial services holding company which, through its subsidiaries, has for nearly thirty years engaged in property and casualty insurance and reinsurance and investment management.  Further, cornerstone investors have committed to subscribe for, on a private placement basis, approximately US$200 million of Shares. The aggregate equity commitment by the cornerstone investors, together with Fairfax Financial, is approximately US$500 million.

The IPO is being led by RBC Capital Markets, BMO Capital Markets, CIBC, Scotiabank, National Bank Financial Inc. and TD Securities.

The preliminary prospectus has not yet become final for the purpose of a distribution of securities to the public. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale or acceptance of an offer to buy these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the time a receipt for the final prospectus or other authorization is obtained from the securities commission or similar authority in such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933. A copy of the preliminary prospectus is available on SEDAR at www.sedar.com.

Completion of Fairfax India’s initial public offering is subject to the receipt of customary approvals, including regulatory approvals.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects Fairfax Financial’s and the Company’s current expectations regarding future events. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Fairfax Financial’s or the Company’s control, that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, failure to complete the IPO and related transactions, and the factors discussed under “Risk Factors” in the preliminary prospectus of the Company dated December 31, 2014. Neither Fairfax Financial nor the Company undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

For further information contact:

Paul Rivett

President

Fairfax Financial Holdings Limited

Tel: (416) 367-4942

Chandran Ratnaswami

Chief Executive Officer

Fairfax India Holdings Corporation

Tel: (416) 367-4941